UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12 (b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

CHURCHILL DOWNS INCORPORATED
(Exact name of registrant as specified in its charter)

Kentucky	61-0156015
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

700 Central Avenue, Louisville, Kentucky 40208
(Address of principal executive office and zip code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered:	Name of each exchange on which each class is to be registered:

Preferred Stock Purchase Rights	The NASDAQ Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective upon filing pursuant to General Instruction A.(c), check the following box. ☑

If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐
Securities Act registration statement file number to which this form relates: ________(if applicable)
Securities to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)

Item 1.     Description of Registrant’s Securities to be Registered.

In connection with the expiration on March 19, 2008, of the rights issued pursuant to the Rights Agreement, by and between Churchill Downs Incorporated (the “Company”) and Bank of Louisville, dated as of March 19, 1998, as amended (the “1998 Rights Agreement”), on March 13, 2008 the Board of Directors of the Company approved the execution of a new Rights Agreement (the “New Rights Agreement”), by and between the Company and National City Bank, as Rights Agent (the “Rights Agent”).

In connection with the implementation of the New Rights Agreement, on March 13, 2008, the Board of Directors of the Company declared a dividend distribution of one right (“Right”) for each outstanding share of common stock, without par value, of the Company (“Common Stock”) to the stockholders of record at the close of business on March 19, 2008.  Each newly issued Right will entitle the registered holder to purchase from the Company a unit consisting of one one-thousandth of a share (a “Unit”) of a series of the Company’s preferred stock designated as Series A Junior Participating Preferred Stock (“Preferred Stock”) at a price of $180 per Unit (the “Purchase Price”), subject to adjustment.

Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed.  Subject to certain exceptions specified in the New Rights Agreement, the Rights will separate from the Common Stock and a distribution date will occur upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired beneficial ownership of 15% or more of the outstanding shares of Common Stock (the “Stock Acquisition Date”) or (ii) 10 business days (or such later date as the Board shall determine) following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person  (the “Distribution Date”).  Notwithstanding the foregoing, Duchossois Industries, Inc. (“D Corp.”) will not be deemed an “Acquiring Person”, so long as the Stockholder’s Agreement, dated as of September 8, 2000, by and between the Company and D Corp. (the “Stockholder’s Agreement”) (which allows for D Corp. ownership up to 31%) continues to be binding on D Corp. and D Corp. is in compliance with the terms of the Stockholder’s Agreement.

Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after the Record Date will contain a notation incorporating the New Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.  Pursuant to the New Rights Agreement, the Company reserves the right to require prior to the occurrence of a Triggering Event (as defined below) that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Preferred Stock will be issued.

The Rights are not exercisable until the Distribution Date and will expire at 5:00 P.M. (Louisville, Kentucky time) on March 19, 2018, unless such date is extended or the Rights are earlier redeemed or exchanged by the Company as described below (the “Expiration Date”).

As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights.  Except as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

In the event that a Person becomes an Acquiring Person, except pursuant to an offer for all outstanding shares of Common Stock that a majority of the independent directors determines to be fair and not inadequate and to otherwise be in the best interests of the Company and its stockholders, after receiving advice from one or more investment banking firms (a “ Qualifying Offer”), each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right.  Notwithstanding any of the foregoing, following the occurrence of the event set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the New Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void.  However, Rights are not exercisable following the occurrence of the event set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

For example, at an exercise price of $180 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $360 worth of Common Stock (or other consideration, as noted above) for $180.  Assuming that the Common Stock had a per share value of $45 at such time, the holder of each valid Right would be entitled to purchase 8 shares of Common Stock for $180.

In the event that, at any time following the Stock Acquisition Date, (i) the Company engages in a merger or other business combination transaction in which the Company is not the surviving corporation (other than with an entity that acquired the shares pursuant to a Qualifying Offer), (ii) the Company engages in a merger or other business combination transaction (other than with an entity that acquired the shares pursuant to a Qualifying Offer) in which the Company is the surviving corporation and the Common Stock of the Company is changed or exchanged, or (iii) 50% or more of the Company’s assets, cash flow or earning power is sold or transferred, each holder of a Right (except Rights that have previously been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the surviving entity having a value equal to two times the exercise price of the Right.  The events set forth in this paragraph and in the second preceding paragraph are referred to as the “Triggering Events.”

At any time after a person becomes an Acquiring Person, and prior to the acquisition by such person or group of fifty percent (50%) or more of the outstanding Common Stock, the Board may exchange the Rights (other than Rights owned by such person or group that have become null and void), in whole or in part, for Common Stock at an exchange ratio of one share of Common Stock, or one one-thousandth of a share of Preferred Stock (or of a share of a class or series of the Company’s preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

The Purchase Price payable, and the number of Units of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness, assets or cash (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price.  No fractional Units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

At any time until ten days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board of Directors).

Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $0.001 redemption price.

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.  While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company or in the event of the redemption of the Rights as set forth above.

Any of the provisions of the New Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date.  After the Distribution Date, the provisions of the New Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes that do not adversely affect the interests of holders of Rights, or to shorten or lengthen any time period under the New Rights Agreement.  The foregoing notwithstanding, no amendment may be made to the New Rights Agreement at such time as the Rights are not redeemable, except to cure any ambiguity or correct or supplement any provision contained in the New Rights Agreement that may be defective or inconsistent with any other provision therein.

As of March 13, 2008, there were 13,504,388 shares of Common Stock issued and outstanding.  As of March 13, 2008, options to purchase 227,813 shares of Common Stock were outstanding.  Each share of Common Stock outstanding at the close of business on March 19, 2008, will receive one Right.  So long as the Rights are attached to the Common Stock, one additional Right (as such number may be adjusted pursuant to the provisions of the Rights

Agreement) shall be deemed to be delivered for each share of Common Stock issued or transferred by the Company in the future.  In addition, following the Distribution Date and prior to the expiration or redemption of the Rights, the Company may issue Rights when it issues Common Stock only if the Board of Directors of the Company deems it to be necessary or appropriate, or in connection with the issuance of shares of Common Stock pursuant to the exercise of stock options or under employee plans or upon the exercise, conversion or exchange of certain securities of the Company.  Fifty thousand (50,000) shares of Preferred Stock are initially reserved for issuance upon exercise of the Rights.

The Rights may have certain anti-takeover effects.  The Rights will cause substantial dilution to a person or group that attempts to acquire the Company in a manner which causes a Triggering Event unless the offer is conditioned on a substantial number of Rights being acquired or the redemption of the rights.  The Rights, however, should not affect any prospective offerer willing to make an offer at a price that is fair and not inadequate and otherwise in the best interest of the Company and its stockholders.  The Rights should not interfere with any merger or other business combination approved by the Board of Directors of the Company since the Board may, at its option, at any time until ten days following the Stock Acquisition Date, redeem all but not less than all of the then outstanding Rights.

The foregoing summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the New Rights Agreement and the exhibits thereto (which include (i) Exhibit A – Preferences and Rights of Series A Junior Participating Preferred Stock and (ii) Exhibit B - Form of Rights Certificate), a copy of which is incorporated herein by reference to Exhibit 1 hereto.

Item 2.       Exhibits.

1
Rights Agreement, dated as of March 19, 2008, by and between Churchill Downs Incorporated and National City Bank (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K, dated March 13, 2008)

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

CHURCHILL DOWNS INCORPORATED
Date: March 17, 2008	By:	/s/ William E. Mudd
		Name:	William E. Mudd
		Title:	Executive Vice President and
Chief Financial Officer

[ Signature Page to Form 8-A]

EXHIBIT INDEX

Exhibit	Description

1
Rights Agreement, dated as of March 19, 2008, by and between Churchill Downs Incorporated and National City Bank (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K, dated March 13, 2008)